

For Immediate Release – Calgary, Alberta
TSX: BXE

BELLATRIX ANNOUNCES AMENDMENTS TO ITS BANK CREDIT FACILITIES

CALGARY, ALBERTA (March 11, 2015) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that its syndicate of lenders, led by National Bank Financial as Sole Lead Arranger and Book Runner and National Bank of Canada as Administrative Agent, has agreed to amendments to certain of the financial covenants contained in the agreement governing its bank credit facilities.

The Company's total $725 million credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $650 million syndicated facility provided by nine financial institutions, subject to a borrowing base test. The 3 year revolving facilities mature on May 30, 2017, unless extended for a further period not to exceed a maximum term of up to 3 years. The borrowing base is subject to redetermination on May 31 and November 30 in each year prior to maturity, with the most recent redetermination occurring on November 30, 2014 and the next semi-annual redetermination scheduled to occur on May 31, 2015.

The agreement governing the credit facilities has established financial covenants of a maximum Total Debt[1] to EBITDA[2] ratio of 3.5 to 1 (4.0 to 1 for the two fiscal quarters immediately following a material acquisition), a maximum Senior Debt[3] to EBITDA ratio of 3.0 to 1 (3.5 to 1 for the two fiscal quarters immediately following a material acquisition), and a minimum EBITDA to interest expense (twelve months trailing) ratio of 3.5 to 1.

Given the precipitous decline in commodity prices, the Company's lending syndicate has agreed to revise both the maximum Total Debt to EBITDA and maximum Senior Debt to EBITDA financial covenants as follows:

- 4.75 to 1 for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016

- 4.0 to 1 for the fiscal quarters ending September 30, 2016, December 31, 2016, and March 31, 2017

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will return to 3.0 to 1 (3.5 to 1 for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA ratio will return to 3.5 to 1 (4.0 to 1 for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 to 1 remains unchanged.

As a corollary to these expanded financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company's Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company's Senior Debt to EBITDA ratio.

Notes:
[1] "Total Debt" is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.
[2] "EBITDA" refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition, and disposition activity and is calculated based on a trailing twelve month basis.
[3] "Senior Debt" is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com